March 3, 2008	TSX: QC AMEX/AIM: QCC

QUEST DECLARES DIVIDEND

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) is pleased to report that the Board of Directors has today approved payment of a quarterly dividend of $0.025 per share on March 31, 2008 to shareholders of record at the close of business on March 14, 2008.  Shareholders should refer to the Company’s website for the tax treatment of these dividends.

The Company intends to announce its 2008 Dividend Policy at the same time as the release of its 2007 earnings on or after March 17, 2008.

About Quest

Quest’s expertise is providing mortgages in the real estate sector in Canada.  Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of  (i) equity, (ii) loans generated and (iii) profitability.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney: ryan.gaffney@canaccordadams.com Robert Finlay: robert.finlay@canaccordadams.com
Stephen Coffey, President (P): (416) 367-8383 (F): (416) 367-4624

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.